Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months Ended 30-Sep		Year Ended December 31
	2002	2001	2001	2000	1999
	$'000	$'000	$'000	$'000	$'000
Net income before taxes and cumulative effect of change in accounting principle	19,962	14,309	17,304	15,922	8,833
Interest expense	593	937	1,405	—	—

	20,555	15,246	18,709	15,922	8,833
Interest credited to interest sensitive contract liabilities	33,646	10,428	17,578	17,390	5,549

Adjusted net income	54,201	25,674	36,287	33,312	14,382

Fixed Charges
Interest expense	593	937	1,405	—	—
Interest credited to interest sensitive contract liabilities	33,646	10,428	17,578	17,390	5,549

Total fixed charges	34,239	11,365	18,983	17,390	5,549

Ratio of earnings to fixed charges(1)	1.6	2.3	1.9	1.9	2.6
Ratio of earnings to fixed charges excluding interest credited on interest sensitive contract liabilities(2)	34.7	16.3	13.3	N/A	N/A

(1)
For purposes of determining this ratio, earnings consists of net income before income taxes and cumulative effect of changes in accounting principle. Fixed charges consist of interest and debt expense on long term debt and borrowings and interest on interest sensitive contract liabilities.
(2)
This ratio is calculated in the same way as the ratio of earnings to fixed charges, except that fixed charges do not include interest on interest sensitive contract liabilities. This ratio is not a measure that the Securities and Exchange Commission's disclosure rules require or encourage. This ratio is included because it provides additional information on the coverage of fixed charges that are not related to our products and is commonly used by individuals who analyze our financial statements.